Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity  SUNDANCE ENERGY AUSTRALIA LIMITED

ABN  76 112 202 883

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Damien A Hannes

Date of last notice	17 September 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	No change

No. of securities held prior to change	377,858 Fully paid ordinary shares

Class	Ordinary fully paid shares

Number acquired	0

Number disposed	0

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0

No. of securities held after change	377,858 fully paid ordinary shares

+ See chapter 19 for defined terms.

Nature of change		No Change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Direct or indirect interest		Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.		Damien A Hannes is a beneficiary of the Bresrim Pty Ltd ATF D A Hannes Superannuation Fund No.2 and Hannes Investments Pty Ltd ATF Double D Investment Trust

Date of change		21 November 2014

No. of securities held prior to change		2,541,128 Bresrim Nominees Pty Ltd 2,782,575 Hannes Investments Pty Ltd

Class		Ordinary fully paid shares

Number acquired		100,000

Number disposed		nil

Value/Consideration		$81,000
Note:	If consideration is non-cash, provide details and estimated valuation

No. of securities held after change		2,541,128 Bresrim Nominees Pty Ltd 2,882,575 Hannes Investments Pty Ltd

+ See chapter 19 for defined terms.

Nature of change		On-market purchase
Example:	on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.